

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

August 14, 2023

David Villarreal
Chief Executive Officer
Safe & Green Development Corp
990 Biscayne Blvd
#501, Office 12
Miami, FL 33132

>   **Re: Safe & Green Development Corp**
>   **Amendment No. 5 to Form 10-12B**
>   **Filed August 10, 2023**
>   **File No. 001-41581**

Dear David Villarreal:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Amendment 5 to Form 10 filed August 10, 2023

Unaudited Pro Forma Financial Statements, page 35

1. Please expand your disclosure to include a more robust discussion of each adjustment made in your pro forma financial statements. For example, we note your pro forma statements of operations and balance sheet include adjustments to reflect stock compensation expense related to the issuance of RSUs. Please expand your disclosure to include a discussion of when the RSUs were issued, the vesting terms, the fair value and the amortization period as applicable. Additionally, for any net adjustments reflected in your pro forma financial statements, please disclose the disaggregated gross amount of each adjustment in the appropriate footnote.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Peter McPhun at 202-551-3581 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Pam Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Leslie Marlow, Esq.